Cameco Corporation
Consolidated Financial Statements
June 30, 2009

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Six Months Ended
	Jun 30/09	Jun 30/08	Jun 30/09	Jun 30/08

Financial (in millions)
Revenue	$774	$620	$1,389	$1,213
Earnings from operations	283	120	360	283
Net earnings	247	150	329	284
Adjusted net earnings	140	139	230	287
Cash provided by operations	125	113	316	259
Working capital (end of period)			872	406
Net debt to capitalization			12%	22%

Per common share
Net earnings — Basic	$0.63	$0.44	$0.86	$0.82
— Diluted	0.63	0.42	0.85	0.79
— Diluted, adjusted	0.36	0.39	0.60	0.79
Dividend	0.06	0.06	0.12	0.12

Weighted average number of paid common shares outstanding (in thousands)	392,505	344,461	383,174	344,439

Uranium price information
Average uranium spot price for the period (US$/lb)	$48.33	$61.33	$46.50	$67.42
Average uranium realized price for the period (US$/lb)	40.64	47.35	38.86	43.84
Average uranium realized price for the period (Cdn$/lb)	51.45	51.12	49.31	47.64

Sales volumes
Uranium (in thousands lbs U3O8)	8,538	6,348	15,603	13,794
Fuel services (tU)	4,108	3,078	6,020	6,471
Gold (troy ounces)	115,000	160,000	224,000	284,000
Electricity (TWh)	1.7	1.8	3.8	3.4
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Six Months Ended
Cameco Production	Share	Jun 30/09	Jun 30/08	Jun 30/09	Jun 30/08

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	1,956	3,240	5,567	6,383
Rabbit Lake	100.0%	1,034	1,513	1,498	1,513
Crow Butte	100.0%	183	131	356	287
Smith Ranch Highland	100.0%	488	289	890	676
Inkai	60.0%	85	69	192	128

Total		3,746	5,242	8,503	8,987

Fuel services (tU) (i)	100.0%	2,241	1,843	4,363	3,907

Gold (troy ounces)
Kumtor	100.0%	81,000	111,000	145,000	186,000
Boroo	100.0%	29,000	47,000	69,000	93,000

Total		110,000	158,000	214,000	279,000

(i)    Includes toll conversion supplied by Springfield Fuels Ltd.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/09	Jun 30/08	Jun 30/09	Jun 30/08

Revenue from
Products and services	$774,379	$619,749	$1,388,977	$1,212,578

Expenses
Products and services sold (i)	469,427	339,600	845,078	644,222
Depreciation, depletion and reclamation	91,277	53,594	167,563	113,982
Administration [note 10]	40,907	86,017	77,811	93,718
Exploration	17,147	18,714	34,302	31,765
Research and development	1,081	647	2,213	2,902
Interest and other [note 7]	(129,359)	(2,376)	(87,180)	32,417
Cigar Lake remediation	4,688	1,883	10,192	6,733
Restructuring of gold business [note 12]	(2,100)	1,800	(19,100)	6,600
Loss (gain) on sale of assets	(1,948)	31	(2,154)	(3,077)

	491,120	499,910	1,028,725	929,262

Earnings from operations	283,259	119,839	360,252	283,316
Equity in loss of associated companies	(6,367)	(1,840)	(20,021)	(3,804)

Earnings before income taxes and minority interest	276,892	117,999	340,231	279,512
Income tax expense (recovery) [note 8]	45,878	(39,455)	39,421	(22,699)
Minority interest	(16,090)	7,105	(28,037)	18,482

Net earnings	$247,104	$150,349	$328,847	$283,729

Basic earnings per common share [note 9]	$0.63	$0.44	$0.86	$0.82

Diluted earnings per common share [note 9]	$0.63	$0.42	$0.85	$0.79

(i) Excludes depreciation, depletion and reclamation expenses of:	$88,908	$51,297	$162,186	$109,581
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
($Cdn Thousands)

	As At
	Jun 30/09	Dec 31/08

Assets
Current assets
Cash and cash equivalents	$349,354	$269,176
Accounts receivable	318,132	568,340
Inventories [note 3]	508,191	470,649
Supplies and prepaid expenses	289,244	301,937
Current portion of long-term receivables, investments and other [note 5]	155,501	49,836

	1,620,422	1,659,938

Property, plant and equipment	4,532,962	4,416,293
Intangible assets and goodwill	269,941	283,344
Long-term receivables, investments and other [note 5]	636,897	628,972
Long-term inventories [note 3]	24,969	22,054

	5,464,769	5,350,663

Total assets	$7,085,191	$7,010,601

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$480,249	$580,903
Short-term debt	85,263	89,817
Dividends payable	23,554	21,943
Current portion of long-term debt	11,092	10,175
Current portion of other liabilities	63,584	117,222
Future income taxes	85,141	68,857

	748,883	888,917

Long-term debt	810,560	1,212,982
Provision for reclamation	347,528	353,344
Other liabilities	176,777	179,880
Future income taxes	63,801	81,352

	2,147,549	2,716,475

Minority interest	704,066	779,203

Shareholders’ equity
Share capital	1,512,498	1,062,714
Contributed surplus	135,509	131,858
Retained earnings	2,435,060	2,153,315
Accumulated other comprehensive income	150,509	167,036

	4,233,576	3,514,923

Total liabilities and shareholders’ equity	$7,085,191	$7,010,601

Commitments and contingencies [notes 8,12,13]
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
($Cdn Thousands)

	Six Months Ended
	Jun 30/09	Jun 30/08

Share capital
Balance at beginning of period	$1,062,714	$819,268
Stock option plan	4,252	622
Conversion of debentures	—	80
Equity issuance [note 6]	445,532	—

Balance at end of period	$1,512,498	$819,970

Contributed surplus
Balance at beginning of period	$131,858	$119,531
Stock-based compensation	4,143	(339)
Options exercised	(492)	—

Balance at end of period	$135,509	$119,192

Retained earnings
Balance at beginning of period	$2,153,315	$1,788,418
Net earnings	328,847	283,729
Dividends on common shares	(47,102)	(41,334)

Balance at end of period	$2,435,060	$2,030,813

Accumulated other comprehensive income (loss)
Balance at beginning of period	$167,036	$25,433
Other comprehensive income	(16,527)	(84,802)

Balance at end of period	$150,509	$(59,369)

Total retained earnings and accumulated other comprehensive income	$2,585,569	$1,971,444

Shareholders’ equity at end of period	$4,233,576	$2,910,606

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/09	Jun 30/08	Jun 30/09	Jun 30/08

Net earnings	$247,104	$150,349	$328,847	$283,729
Other comprehensive income (loss), net of taxes [note 8]
Unrealized foreign currency translation (losses) gains	(83,848)	(2,950)	(47,853)	22,707
Gains (losses) on derivatives designated as cash flow hedges	38,102	(11,297)	84,402	(44,466)
Gains on derivatives designated as cash flow hedges transferred to net earnings	(32,143)	(30,019)	(54,836)	(54,640)
Unrealized gains (losses) on assets available-for-sale	991	(2,172)	1,760	(8,403)

Other comprehensive income	(76,898)	(46,438)	(16,527)	(84,802)

Total comprehensive income	$170,206	$103,911	$312,320	$198,927

Cameco Corporation
Consolidated Statement of Accumulated Other Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Currency
	Translation	Cash Flow	Available-For-
(net of related income taxes)[note 8]	Adjustment	Hedges	Sale Assets	Total

Balance at December 31, 2008	$66,642	$101,654	($1,260)	$167,036
Change in unrealized foreign currency translation losses	(47,853)	—	—	(47,853)
Change in gains on derivatives designated as cash flow hedges	—	84,402	—	84,402
Change in gains on derivatives designated as cash flow hedges transferred to net earnings	—	(54,836)	—	(54,836)
Change in unrealized gains on available-for-sale securities	—	—	1,760	1,760

Balance at June 30, 2009	$18,789	$131,220	$500	$150,509

Balance at December 31, 2007	($150,935)	$182,734	($6,366)	$25,433
Change in unrealized foreign currency translation gains	22,707	—	—	22,707
Change in losses on derivatives designated as cash flow hedges	—	(44,466)	—	(44,466)
Change in gains on derivatives designated as cash flow hedges transferred to net earnings	—	(54,640)	—	(54,640)
Change in unrealized losses on available-for-sale securities	—	—	(8,403)	(8,403)

Balance at June 30, 2008	($128,228)	$83,628	($14,769)	($59,369)

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/09	Jun 30/08	Jun 30/09	Jun 30/08

Operating activities
Net earnings	$247,104	$150,349	$328,847	$283,729
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	91,277	53,594	167,563	113,982
Provision for future taxes [note 8]	21,695	(55,655)	(10,308)	(65,709)
Deferred gains	(13,589)	(14,901)	(24,312)	(79,347)
Unrealized (gains) losses on derivatives	(100,129)	(11,049)	(113,019)	18,405
Unrealized foreign exchange gains	(11,969)	—	—	—
Stock-based compensation [note 10]	(14)	(3,957)	4,143	(339)
Loss (gain) on sale of assets	(1,948)	31	(2,154)	(3,077)
Equity in loss of associated companies	6,367	1,840	20,021	3,804
Restructuring of gold business [note 12]	(2,100)	1,800	(19,100)	6,600
Minority interest	(16,090)	7,105	(28,037)	18,482
Other operating items [note 11]	(95,789)	(15,981)	(7,220)	(37,640)

Cash provided by operations	124,815	113,176	316,424	258,890

Investing activities
Additions to property, plant and equipment	(116,747)	(127,500)	(238,092)	(240,199)
Increase in long-term receivables, investments and other	(14,368)	(138,585)	(23,736)	(157,360)
Proceeds on sale of property, plant and equipment	1,425	(35)	3,633	3,073

Cash used in investing	(129,690)	(266,120)	(258,195)	(394,486)

Financing activities
Decrease in debt	(312,550)	(2,212)	(414,380)	(4,329)
Increase in debt	44,621	165,117	44,726	162,197
Issue of shares, net of issue costs [note 6]	(1,000)	422	440,150	701
Issue of shares, stock option plan	3,690	—	4,058	—
Dividends	(23,548)	(20,666)	(45,491)	(37,886)

Cash provided by (used in) financing	(288,787)	142,661	29,063	120,683

Increase (decrease) in cash during the period	(293,662)	(10,283)	87,292	(14,913)
Exchange rate changes on foreign currency cash balances	(12,857)	(1,076)	(7,114)	3,864
Cash and cash equivalents at beginning of period	655,873	132,242	269,176	131,932

Cash and cash equivalents at end of period	$349,354	$120,883	$349,354	$120,883

Cash and cash equivalents comprised of:
Cash			$105,632	$67,396
Cash equivalents			243,722	53,487

			$349,354	$120,883

Supplemental cash flow disclosure
Interest paid	$6,386	$10,714	$21,005	$22,883
Income taxes paid	$4,967	$19,470	$57,308	$101,260

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements except for the recent accounting standards adopted described below. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2008 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
(a)	Goodwill and Intangible Assets

Effective January 1, 2009, Cameco adopted the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard also harmonizes Canadian standards with IFRS and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. There was no material impact to previously reported financial statements as a result of the implementation of the new standard.
2.	Future Changes in Accounting Policy
(a)	International Financial Reporting Standards (IFRS)

The Accounting Standards Board (AcSB) has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. Cameco has undertaken a project to assess the potential impacts of the transition to IFRS and has developed a detailed project plan to ensure compliance with the new standards.

Cameco has completed the initial phase of the implementation project including the detailed diagnostic analysis which included a high-level impact assessment to identify key areas that may be impacted by the adoption of IFRS. This analysis resulted in the prioritization of areas to be evaluated in the next phase of the project plan, component evaluation. This phase, which is currently in progress, includes the analysis of accounting policy alternatives available under IFRS as well as the determination of changes required to existing information systems and business processes. As of June 30, 2009, the systems changes necessary to support the IFRS conversion had been fully tested and implemented. Cameco continues to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures and will continue to invest in training and resources throughout the transition period to facilitate a timely conversion. Cameco is currently assessing the impact of the adoption of IFRS on our results of operations, financial position and financial statement disclosures.

(b)	Financial Instruments — Disclosures

In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments – Disclosures. The amendments provide for enhanced disclosures on liquidity risk and require new disclosures on fair value measurements of financial instruments. These requirements harmonize Canadian standards with IFRS and apply to annual financial statements for fiscal years ending after September 30, 2009. Cameco is assessing the impact the new standard on its consolidated financial statements.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
3.	Inventories

	As At
(thousands)	Jun 30/09	Dec 31/08

Uranium
Concentrate	$309,051	$287,079
Broken ore	23,108	21,396

	332,159	308,475

Fuel Services	112,540	89,635

Gold
Finished	17,590	18,662
Stockpile	70,871	75,931

	88,461	94,593

Total	533,160	492,703
Less: Non-current portion	(24,969)	(22,054)

Net	$508,191	$470,649

The non-current portion of inventory represents values assigned to low-grade stockpiles of gold ore that are not expected to be processed in the next 12 months.

4.	Derivatives

The following tables summarize the fair value of derivatives and classification on the balance sheet:

As at June 30, 2009
(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(2,378)	$6,173	$3,795
Foreign currency contracts	2,183	—	2,183
Cash flow hedges:
Energy and sales contracts	—	139,639	139,639

Net	$(195)	$145,812	$145,617

Classification:
Current portion of long-term receivables, investments and other [note 5]	$57,931	$96,433	$154,364
Long-term receivables, investments and other [note 5]	418	50,900	51,318
Current portion of other liabilities	(56,152)	(1,521)	(57,673)
Other liabilities	(2,392)	—	(2,392)

Net	$(195)	$145,812	$145,617

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
As at December 31, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(8,951)	$4,344	$(4,607)
Foreign currency contracts	(105,125)	—	(105,125)
Cash flow hedges:
Energy and sales contracts	—	71,116	71,116

Net	$(114,076)	$75,460	$(38,616)

Classification:
Current portion of long-term receivables, investments and other [note 5]	$5,793	$43,654	$49,447
Long-term receivables, investments and other [note 5]	—	32,340	32,340
Current portion of other liabilities	(110,918)	(73)	(110,991)
Other liabilities	(8,951)	(461)	(9,412)

Net	$(114,076)	$75,460	$(38,616)

The following tables summarize different components of the (gains) and losses on derivatives:
For the three months ended June 30, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(5,844)	$(1,120)	$(6,964)
Foreign currency contracts	(95,373)	176	(95,197)
Cash flow hedges:
Energy and sales contracts	—	977	977

Net	$(101,217)	$33	$(101,184)

For the three months ended June 30, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$200	$—	$200
Foreign currency contracts	(8,021)	—	(8,021)
Energy and sales contracts	—	2,941	2,941
Cash flow hedges:
Energy and sales contracts	—	(70)	(70)
Ongoing hedge inefficiency	510	—	510

Net	$(7,311)	$2,871	$(4,440)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the six months ended June 30, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(6,119)	$(2,068)	$(8,187)
Foreign currency contracts	(64,341)	239	(64,102)
Cash flow hedges:
Energy and sales contracts	—	43	43

Net	$(70,460)	$(1,786)	$(72,246)

For the six months ended June 30, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$258	$—	$258
Foreign currency contracts	20,453	—	20,453
Energy and sales contracts	—	5,566	5,566
Cash flow hedges:
Energy and sales contracts	—	265	265
Ongoing hedge inefficiency	2,677	—	2,677

Net	$23,388	$5,831	$29,219

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $32,730,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.
Over the next 12 months, based on current prices, Cameco expects an estimated $93,340,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
5.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Jun 30/09	Dec 31/08

Bruce A L.P. (BPLP)
Capital lease receivable from BPLP (i)	$96,001	$97,044
Derivatives [note 4]	147,333	75,994
Accrued pension benefit asset	17,676	6,061
Kumtor Gold Company (KGC)
Reclamation trust fund	7,622	6,219
Equity accounted investments
Global Laser Enrichment LLC (privately held)	213,577	240,018
Govi High Power Exploration Inc. (privately held)	29,518	34,442
UNOR Inc. (market value $1,632)	968	1,088
UEX Corporation (market value $50,394)	6,071	6,714
Huron Wind (privately held)	4,205	4,623
Minergia S.A.C. (privately held)	294	534
Available-for-sale securities
Western Uranium Corporation (market value $4,581)	4,581	3,296
Cue Resources Ltd. (market value $464)	464	422
Derivatives [note 4]	58,349	5,793
Deferred charges
Cost of sales	6,414	6,414
Advances receivable from Inkai JV LLP (ii)	144,678	126,130
Accrued pension benefit asset	4,144	4,815
Other	50,503	59,201

	792,398	678,808
Less current portion	(155,501)	(49,836)

Net	$636,897	$628,972

(i)	BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to Bruce A L.P. under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.

(ii)	Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. The limit of the loan facility is $350,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At June 30, 2009, $311,000,000 (US) of principal and interest was outstanding (2008 — $257,000,000 (US)), of which 40% represents the joint venture partner’s share. Of the cash available for distribution each year, 80% is to be used to repay the loan until it is repaid in full.
6.	Share Capital
(a)	At June 30, 2009, there were 392,565,683 common shares outstanding.

(b)	Options in respect of 8,255,610 shares are outstanding under the stock option plan and are exercisable up to 2018. For the quarter ended June 30, 2009, 109,660 options were exercised resulting in the issuance of shares (2008 – 27,540). For the six months ended June 30, 2009, 180,360 options were exercised resulting in the issuance of shares (2008 – 68,260).

(c)	On March 5, 2009, Cameco finalized and issued 26,666,400 common shares pursuant to a public offering for a total consideration of $459,995,000. The proceeds of the issue after deducting expenses, net of taxes, were $445,532,000.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
7.	Interest and Other

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/09	Jun 30/08	Jun 30/09	Jun 30/08

Interest on long-term debt	$7,499	$10,738	$17,395	$21,680
Interest on short-term debt	658	—	1,419	—
Foreign exchange (gains) losses	(31,091)	1,606	(20,147)	2,721
Losses (gains) on derivatives [note 4]	(101,184)	(4,440)	(72,246)	29,219
Other charges	2,300	1,329	6,966	3,660
Interest income	(630)	(3,963)	(2,868)	(8,830)
Capitalized interest	(6,911)	(7,646)	(17,699)	(16,033)

Net	$(129,359)	$(2,376)	$(87,180)	$32,417

8.	Income Tax Expense (Recovery)

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/09	Jun 30/08	Jun 30/09	Jun 30/08

Earnings (loss) before income taxes and minority interest
Canada	$169,728	$(69,695)	$54,237	$(117,541)
Foreign	107,164	187,694	285,994	397,053

	$276,892	$117,999	$340,231	$279,512

Current income taxes
Canada	$17,146	$3,939	$24,299	$10,675
Foreign	7,036	12,261	25,430	32,335

	$24,182	$16,200	$49,729	$43,010

Future income taxes (recovery)
Canada	$25,514	$(57,656)	$(15,645)	$(70,199)
Foreign	(3,818)	2,001	5,337	4,490

	$21,696	$(55,655)	$(10,308)	$(65,709)

Income tax expense (recovery)	$45,878	$(39,455)	$39,421	$(22,699)

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly-owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. In December 2008, CRA issued a notice of reassessment, which increased Cameco’s 2003 Canadian taxable income by approximately $43,000,000 (which does not result in any cash taxes becoming payable for that year). Cameco believes it is likely that CRA will reassess Cameco’s tax returns for the years 2004 through 2008 on a similar basis.

Late in 2008, CRA’s Transfer Pricing Review Committee decided not to impose a penalty for 2003 based on the documentation that had been submitted by Cameco.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco intends to contest CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has decided to increase its reserve for uncertain tax positions and recognize an income tax expense of $15,000,000 in 2008 for the years 2003 through 2008. No provisions for penalties or interest have been recorded. We do not expect any cash taxes to be payable due to availability of elective deductions and tax loss carryforwards. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2008 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s 2003 reassessment, a Notice of Appeal was filed with the Tax Court of Canada on July 22, 2009.

Other comprehensive income (OCI) included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income are presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/09	Jun 30/08	Jun 30/09	Jun 30/08

Gains (losses) on derivatives designated as cash flow hedges	$22,027	$(5,940)	$39,129	$(30,401)
Gains on derivatives designated as cash flow hedges transferred to net earnings	(13,859)	(12,028)	(22,272)	(21,916)
Unrealized gains (losses) on assets available-for-sale	155	(339)	275	(1,153)

Total income tax expense (recovery) included in OCI	$8,323	$(18,307)	$17,132	$(53,470)

Accumulated other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statement of accumulated other comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of accumulated other comprehensive income:

	As At
(thousands)	Jun 30/09	Jun 30/08

Gains on derivatives designated as cash flow hedges	$53,597	$29,611
Unrealized gains (losses) on assets available-for-sale	78	(2,305)

Total income tax expense included in AOCI	$53,675	$27,306

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9.	Per Share Amounts

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/09	Jun 30/08	Jun 30/09	Jun 30/08

Basic earnings per share computation
Net earnings	$247,104	$150,349	$328,847	$283,729
Weighted average common shares outstanding	392,505	344,461	383,174	344,439

Basic earnings per common share	$0.63	$0.44	$0.86	$0.82

Diluted earnings per share computation
Net earnings	$247,104	$150,349	$328,847	$283,729
Dilutive effect of:
Convertible debentures	—	2,558	—	5,115

Net earnings, assuming dilution	$247,104	$152,907	$328,847	$288,844

Weighted average common shares outstanding	392,505	344,461	383,174	344,439
Dilutive effect of:
Convertible debentures	—	21,201	—	21,201
Stock options	1,931	2,238	1,731	2,153

Weighted average common shares outstanding, assuming dilution	394,436	367,900	384,905	367,793

Diluted earnings per common share	$0.63	$0.42	$0.85	$0.79

For the six months ended June 30, 2009, excluded from the calculation were 4,826,681 options whose exercise price was greater than the average closing market price (2008 – 901,950). For the quarter ended June 30, 2009, excluded from the calculation were 3,256,469 options as their exercise price was greater than the average closing market price (2008 – 901,950).

10.	Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,307,079 shares have been issued.

On July 27, 2007, Cameco’s board of directors approved an amendment to the company’s stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allowed option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. All outstanding stock options were subsequently classified as liabilities and carried at their intrinsic value. The intrinsic value of the liability was marked to market each period and amortized to expense over the shorter of the period to eligible retirement or the vesting period. Effective November 10, 2008, the stock option plan was amended to eliminate the alternative to settle in cash. As a result of the amendment all outstanding options are classified as equity and the fair value determined using the Black-Scholes option pricing model.

For the quarter ended June 30, 2009, Cameco has recorded compensation expense of $1,024,000 with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended June 30, 2008, a net expense of $39,713,000 was recorded based on the intrinsic value of stock options granted to employees. For the six months ended June 30, 2009, Cameco has recorded compensation expense of $4,143,000 with an offsetting credit to reflect the estimated fair value of stock options granted to employees. For the six months ended June 30, 2008, a net expense of $20,115,000 was recorded based on the intrinsic value of stock options granted to employees.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

Number of options granted	1,376,039
Average strike price	$19.37
Expected dividend	1.2%
Expected volatility	36%
Risk-free interest rate	1.6%
Expected life of option	3 - 5 years
Expected forfeitures	15%
Weighted average grant date fair values	$5.21

11.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/09	Jun 30/08	Jun 30/09	Jun 30/08

Accounts receivable	$(43,477)	$(26,900)	$225,279	$117,705
Inventories	7,487	(4,849)	(49,488)	(88,011)
Accounts payable and accrued liabilities	22,387	48,493	(114,551)	(77,516)
Other	(82,186)	(32,725)	(68,460)	10,182

Total	$(95,789)	$(15,981)	$(7,220)	$(37,640)

12.	Restructuring of the Gold Business

During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company’s (Kumtor) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity.

On April 24, 2009, Cameco, Centerra, the Kyrgyz Government and other parties signed an agreement to resolve all the issues related to the Kumtor mine. On April 30, 2009, the Kyrgyz parliament ratified the agreement and enacted legislation authorizing implementation of the agreement. On June 11, 2009, closing occurred and Centerra issued 18,232,615 treasury shares to Kyrgyzaltyn JSC and Cameco transferred 25,300,000 shares (the Cameco Contributed Shares) of its 113,918,000 Centerra common shares to a custodian, to be held in escrow, for ultimate release to Kyrgyzaltyn JSC. The timing and number of the Cameco Contributed Shares that will be released to Kyrgyzaltyn JSC will be determined as follows:
(a)	If Cameco reduces its holdings of Centerra common shares to 10.8 million or less, then the Cameco Contributed Shares will be released to Kyrgyzaltyn JSC but the number of Cameco Contributed Shares released will be subject to adjustment depending on the per share sale proceeds received by Cameco. If Cameco receives per share sale proceeds of the agreed minimum threshold or less, then 14,072,623 of the Cameco Contributed Shares will be released to Kyrgyzaltyn JSC. If Cameco receives per share sale proceeds of the agreed maximum threshold or more, then all the Cameco Contributed Shares will be released to Kyrgyzaltyn JSC. If Cameco receives per share sale proceeds between the agreed minimum and maximum thresholds, then the number of the Cameco Contributed Shares to be released to Kyrgyzaltyn JSC will be an interpolated amount.

(b)	If, however, prior to Cameco reducing its holding of Centerra common shares as described above, the weighted average trading price of Centerra’s common shares exceeds the agreed maximum threshold for a period of 20 consecutive trading days, all the Cameco Contributed Shares will be released to Kyrgyzaltyn JSC after the expiration of a further 180 day period.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Cameco retains voting rights over the Cameco Contributed Shares while they are held by the custodian, and the Kyrgyz government will vote 52% of the treasury shares issued on closing as directed by Cameco until all or some of the Cameco Contributed Shares are released as set forth above. Accordingly, Cameco retains voting control over Centerra until all or some of the Cameco Contributed Shares are released.

The estimate of the loss related to this agreement is to be based on Centerra’s share price at the end of each reporting period. At June 30, 2009, the pre-tax loss was estimated to be $111,000,000 and a recovery of $19,000,000 was recorded during 2009 to reduce the amount provided in prior years.

As the number of the Cameco Contributed Shares ultimately transferred to Kyrgyzaltyn JSC is contingent as described above, the actual loss may be materially different than our current estimate.

13.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium had claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators.

By agreement of the parties, an arbitrator has been appointed to arbitrate the claims and a schedule has been set for the next steps in the proceeding. The Consortium served its claim on October 21, 2008. In addition to the $64,558,200 in damages sought in the notice of claim, the claim sought an additional $189,130,000 for the likely reduction in the useful lives of the steam generators, including lost revenues resulting from future outages to effect repairs or replacement. BE served its answer and counter-statement on December 22, 2008 and the Consortium served its reply and answer to counter-statement on January 22, 2009. On April 27, 2009 the Consortium served a further amended claim increasing the amount claimed for the likely reduction in the useful lives of the steam generators from $189,130,000 to $206,900,000 and also claiming $4,900,000 for the costs incurred for additional inspection, monitoring and maintenance costs. On August 7, 2009 the Consortium served a further amended claim discontinuing the claim for damages for the shortened useful operating lives of the Unit 8 steam generators and increased the claim for future monitoring and maintenance costs. In summary, the Consortium is claiming $64,558,200 for damages actually incurred, $4,900,000 for the costs incurred for additional inspection, monitoring and maintenance costs and $31,920,000 for additional future monitoring and maintenance costs.

The parties have completed oral discoveries and are currently in the process of answering undertakings given during discoveries. The hearing has been scheduled from September 14 to October 9, 2009.

In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (OPG) and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(b)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At June 30, 2009, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $38,300,000. Cameco did not have any actual exposure under these agreements at June 30, 2009.

(iii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000.

The fair value of these guarantees is nominal.
(c)	Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. The agreement remains in effect until the earlier of December 31, 2020 or one year after the shutdown of the BPLP units. During 2009, BPLP received $184,000,000 in payments under this agreement and currently expects to repay $12,000,000. The remaining $172,000,000 was recognized as revenue with Cameco’s share being $54,000,000.

(d)	On June 12, 2009, Centerra received a notice from the Mineral Resources Authority of Mongolia suspending the Boroo mine’s main operating licenses for a period up to three months. During June and July, Centerra worked with the relevant regulatory authorities in Mongolia to understand and resolve the concerns raised. On July 27, 2009, the Mongolian government lifted the suspension and production has resumed. Centerra is continuing discussions with the regulatory authorities regarding their concerns.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
14.	Segmented Information

For the three months ended June 30, 2009

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$443,261	$81,578	$127,854	$128,801	$(7,115)	$774,379

Expenses
Products and services sold	232,453	49,910	74,469	117,819	(5,224)	469,427
Depreciation, depletion and reclamation	39,324	6,339	13,122	32,473	19	91,277
Exploration	12,187	—	—	4,960	—	17,147
Other expense	3,265	3,166	—	—	—	6,431
Cigar Lake remediation	4,688	—	—	—	—	4,688
Restructuring costs [note 12]	—	—	—	(2,100)	—	(2,100)
Gain on sale of assets	(1,948)	—	—	—	—	(1,948)
Non-segmented expenses						(87,435)

Earnings (loss) before income taxes and minority interest	153,292	22,163	40,263	(24,351)	(1,910)	276,892
Income tax expense [note 8]						45,878
Minority interest						(16,090)

Net earnings						$247,104

For the three months ended June 30, 2008

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$328,998	$54,445	$101,183	$142,993	$(7,870)	$619,749

Expenses
Products and services sold	127,080	54,112	70,835	92,416	(4,843)	339,600
Depreciation, depletion and reclamation	18,783	6,020	11,227	17,854	(290)	53,594
Exploration	13,549	—	—	5,165	—	18,714
Other expense	1,886	—	—	—	—	1,886
Cigar Lake remediation	1,883	—	—	—	—	1,883
Restructuring costs [note 12]	—	—	—	1,800	—	1,800
Loss on sale of assets	31	—	—	—	—	31
Non-segmented expenses						84,242

Earnings (loss) before income taxes and minority interest	165,786	(5,687)	19,121	25,758	(2,737)	117,999
Income tax recovery [note 8]						(39,455)
Minority interest						7,105

Net earnings						$150,349

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the six months ended June 30, 2009

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$779,013	$135,186	$240,002	$250,402	$(15,626)	$1,388,977

Expenses
Products and services sold	425,054	90,961	129,504	209,727	(10,168)	845,078
Depreciation, depletion and reclamation	66,861	11,500	28,709	60,114	379	167,563
Exploration	22,419	—	—	11,883	—	34,302
Other expense	5,756	14,451	—	—	—	20,207
Cigar Lake remediation	10,192	—	—	—	—	10,192
Restructuring costs [note 12]	—	—	—	(19,100)	—	(19,100)
Gain on sale of assets	(2,154)	—	—	—	—	(2,154)
Non-segmented expenses						(7,342)

Earnings (loss) before income taxes and minority interest	250,885	18,274	81,789	(12,222)	(5,837)	340,231
Income tax expense [note 8]						39,421
Minority interest						(28,037)

Net earnings						$328,847

     For the six months ended June 30, 2008

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$666,500	$113,576	$191,370	$256,169	$(15,037)	$1,212,578

Expenses
Products and services sold	263,715	103,935	137,498	150,439	(11,365)	644,222
Depreciation, depletion and reclamation	50,537	12,363	22,296	29,076	(290)	113,982
Exploration	21,643	—	—	10,122	—	31,765
Other expense	4,237	—	—	—	—	4,237
Cigar Lake remediation	6,733	—	—	—	—	6,733
Restructuring costs [note 12]	—	—	—	6,600	—	6,600
Gain on sale of assets	(3,077)	—	—	—	—	(3,077)
Non-segmented expenses						128,604

Earnings (loss) before income taxes and minority interest	322,712	(2,722)	31,576	59,932	(3,382)	279,512
Income tax recovery [note 8]						(22,699)
Minority interest						18,482

Net earnings						$283,729